January 21, 2022

VIA EDGAR CORRESPONDENCE

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Ellington:

On December 22, 2021, you provided comments in connection with the SEC Staff's periodic review of certain ProShares Trust (the "Trust") filings pursuant to the Sarbanes-Oxley Act of 2002, as amended. The comments related to the Trust's Form N-CSR filed on August 6, 2021 for the period ended May 31, 2021.

Your comments, as well as the Trust's responses, are set forth below:

1.Comment: In regard to the each of the MSCI Emerging Markets Dividend Growers ETF, Short MSCI Emerging Markets ETF, Ultra MSCI Emerging Markets ETF, and UltraShort MSCI Emerging Markets ETF, it appears the ETFs have greater than 35% of their net assets in China. As of the most recent fiscal year it, the most recent prospectus does not include disclosure of the strategies and risks relating to investments in China. Please include the specific strategy and risk for investing in China or explain to the Staff why investing in China has not been included as a principal strategy and principal risk of these ETFs.

Response: The Trust will add "Exposure to Chinese Investments" Risk in the summary prospectus for these ETFs in its next registration statement update.

2.Comment: In regard to each of the MSCI EAFE Dividend Growers ETF, the MSCI Europe Dividend Growers ETF, the ETFs disclose material tax reclaims receivables as of the most recent fiscal year end. Please explain which country or countries these receivables relate to and how the ETFs monitor collectability of those receivables. Additionally, describe the ETFs' accounting policy related to recognition of income or any professional fees or compliance fees associated with such income.

Response: Reclaim receivables, as reported on the Statements of Assets and Liabilities as of May 31, 2021, related to portions of dividend taxes withheld which are recoverable pursuant to income tax treaties between the US and the following countries: Switzerland, Denmark, Germany, France, Belgium, Ireland, Spain and New Zealand for MSCI EAFE Dividend Growers ETF and Switzerland, Denmark, Germany, Belgium, Ireland and France for MSCI Europe Dividend

Growers ETF. To the extent that the recovery of withholding taxes is not readily available at source, the ETFs file appropriate documentation in each market prior to the expiration of relevant statutes of limitations. On a quarterly basis, the Treasurer's office receives reporting from the ETFs Custodian and meets with Custodian personnel to review and prioritize outstanding reclaim documentation, discuss country-specific issues, and review and action aged reclaims. Income, withholding tax and reclaim receivables are recognized on the ex-date of the dividend. There are no professional or compliance fees related to these reclaims.

3.Comment: Please explain why the Funds have not included a statement in the most recent Form N-CSR or N-CSR/S regarding the liquidity risk management program as required by Rule 22e-4. This Rule requires funds to include in their annual or semi-annual reports a brief discussion of the operation and effectiveness of the funds liquidity program over the past year.

Response: The Trust will include the required disclosure in its upcoming semi-annual report for the period ended November 30, 2021.

4.Comment: Please ensure that each Fund's website include a link to the most recent prospectus. For example, the website for the Decline of the Retail Store ETF includes a link to the October 1, 2020 prospectus.

Response: The Trust has corrected this link so that it connects to the October 1, 2021 prospectus and will review the links for the other Funds.

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We hope that this response adequately addresses your comment. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6580. Thank you for your time and attention to this filing.

Very truly yours,

/s/Cynthia D. Baughman

ProShare Advisors LLC

Director, Counsel